Wien & Malkin 250 West 57th St. Acquisition L.L.C.

c/o Wien & Malkin llc

60 East 42nd Street

New York, New York 10165

March 8, 2007

TO PARTICIPANTS HOLDING UNITS IN 250 WEST 57TH ST. ASSOCIATES L.L.C.

Re: Offer to Purchase Units

As described in the enclosed Offer to Purchase (this "Wien & Malkin Offer"), Wien & Malkin 250 West 57th St. Acquisition L.L.C. ("Wien & Malkin) is offering to purchase up to 140 Participations of $5,000 original investment in LLC Member interests (the "Units") in 250 WEST 57TH ST. ASSOCIATES L.L.C. ("Associates") at a price of $20,000 per Unit, less any distributions made between March 8, 2007 and April 10, 2007, or such other date to which this offer may be extended.

This Wien & Malkin Offer is being made to match the price and terms of the February 16, 2007 MPF Offer (defined in the enclosed Offer to Purchase)--even though Wien & Malkin, Associates and its Supervisor all recommend that Unit holders NOT sell at the MPF Offer price--because:

    There may be Unit holders who have a current or anticipated need or desire for liquidity and wish to tender all or a portion of their Units at this time.

    Wien & Malkin wants to give any Unit holder who does want to sell at the MPF Offer price the ability to sell at that price to Wien & Malkin, an affiliate of the Supervisor which created Associates and is known to Unit holders, rather than selling to MPF whose identity and intentions are generally unknown to Unit holders and who might acquire a veto on Associates' major decisions if it purchases the full amount of the MPF Offer.

Associates filed Schedule 14D-9 dated March 1, 2007 with the Securities and Exchange Commission to recommend that Unit holders should NOT sell to MPF at the MPF Offer price and should instead retain their Units as long-term income producing investments, as originally intended when Associates was organized. Associates' reasons included the following:

  For the holder of a Unit ($5,000 original investment), distributions were $2,697 for 2004, $3,229 for 2005, and $3,372 for 2006. The MPF Offer price of $20,000 per Unit is not adequate.

  Based on their favorable view of Associates' future, Peter L. Malkin and Anthony E. Malkin are not selling their Units. Over the past several years, Associates has with its lessee undertaken an $82 million building improvement program, engaged a new leasing and marketing agent, and joined the W&H Portfolio of office buildings where similar programs have significantly enhanced occupancy and rental rates.

  MPF estimated that the liquidation value of a Unit was approximately 130% of the MPF Offer price and stated that its price is the lowest price which it believes might be acceptable to Unit holders with the intention of making a profit for MPF and its investors.

  The MPF Offer requires each selling Unit holder to the personal jurisdiction of California, and any dispute must be pursued only in a California court under California. For virtually all Unit holders, the use of California law and courts would impose unfamiliar law and an inconvenient forum. The Supervisor is aware of tender offer disputes in other tender offers where an investor became involved in litigation outside the investor's home state.

  If Unit holders sold to MPF the full amount of its tender, MPF would likely have sufficient voting power to block major decisions by Associates, such as sale and refinancing, including refinancings to fund necessary projects and allow continuation of operating distributions to Unit holders. It is conceivable that acquiring such a veto right for the "nuisance value" it provides is an objective of the MPF Offer.

  Although no formal market exists, the Supervisor has in the past been able to arrange a purchase when contacted by a Unit holder who no longer desires long-term ownership, thus avoiding the limited time window and restrictive and sometimes unclear terms for sale imposed by a tender offer. While the Supervisor cannot assure that it will be able to do so, it has stated it believes that it can secure a buyer when requested by a Unit holder.

  For any Unit holder who now wishes to sell at MPF's price, this Wien & Malkin Offer at the MPF price provides an alternative buyer whose principals are known to such Unit holder, have a long-standing and supportive relationship with Associates, and control the Supervisor.

After carefully reading the enclosed Wien & Malkin Offer, if you elect to sell your Units, please sign and mail the Letter of Transmittal and any other documents required by the Letter of Transmittal in the enclosed prepaid envelope to the Depositary.

For assistance, you may contact Wien & Malkin 250 West 57th St. Acquisition L.L.C., c/o Wien & Malkin LLC, 60 East 42nd Street, New York, New York 10165, 212-687-8700, to the attention of Alvin Silverman for questions about the offer, or Melanie Boruch for assistance in completing documents.

Very truly yours,

WIEN & MALKIN 250 WEST 57TH ST. ACQUISITION L.L.C.

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President